SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Act of 1934
(Amendment No. ___)*

CHINA CABLECOM HOLDINGS, LTD.
(Name of Issuer)

ORDINARY SHARES, PAR VALUE $0.0005
(Title of Class of Securities)

G21176 105
(CUSIP Number)

Clive Ng 17 State Street, Suite 1600 New York, NY 10004 (212) 888-8890
(Name, Address and Telephone Number of Person Authorized to receive Notices and Communications)

April 9, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). CLIVE NG
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (A) ☐ (B) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) oo
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) or 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Malaysia
NUMBER OF SHARES	7.	SOLE VOTING POWER 910,000
BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER 1,136,668
EACH REPORTING	9.	SOLE DISPOSITIVE POWER 910,000
PERSON WITH	10.	SHARED DISPOSITIVE POWER -
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,046,668[1]
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.3%[2]
14.	TYPE OF REPORTING PERSON* IN

1 Mr. Ng disclaims beneficial ownership of the 1,136,668 shares subject to voting agreements referred to in Item 6 below.
2 11.7% before giving effect to voting agreements referred to in Item 6 below.

Item 1.	Security and Issuer.

This Schedule 13D relates to ordinary shares, $0.0005 par value per share (the "Shares"), issued by China Cablecom Holdings, Ltd., a British Virgin Islands company (the "Issuer"). The address of the principal executive offices of the Issuer are located at 1 Grand Gateway, 1 Hongquian Road, Shanghai 200030, People’s Republic of China.

Item 2.	Identity and Background.

This statement is filed by Clive Ng (the "Reporting Person"). The business address of the Reporting Person is 17 State Street, Suite 1600, New York, NY 10004. The Reporting Person is the Executive Chairman of the Board of Directors of the Issuer.

The Reporting Person has not, during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Reporting Person is a Malaysian citizen.

Item 3.	Source and Amount of Funds or Other Consideration.

Shares of the Issuer were received by the Reporting Person pursuant to the terms of an Agreement and Plan of Merger, dated as of October 30, 2007 by and among Jaguar Acquisition Corporation (“Jaguar”), China Cablecom Ltd. (“China Cablecom”), and the Reporting Person (the “Merger Agreement”). On April 9, 2008, in accordance with the terms of the Merger Agreement, Jaguar merged with and into the Issuer (then its wholly-owned British Virgin Islands subsidiary) for the purpose of redomesticating Jaguar to the British Virgin Islands as part of the acquisition of China Cablecom. China Cable Merger Co., Ltd., a wholly-owned British Virgin Islands subsidiary of the Issuer merged with and into China Cablecom, resulting in China Cablecom becoming a wholly-owned subsidiary of the Issuer (the “Business Combination”). As a result of the closing under the Merger Agreement, all of the shares of China Cablecom held by the Reporting Person were automatically converted into Shares. The Reporting Person received an aggregate of 910,000 Shares, excluding 390,000 Shares which are the subject of a Settlement Agreement by and among the Reporting Person, China Broadband, Inc. and the other parties thereto (the “Settlement Agreement”).

Item 4.	Purpose of Transaction.

All of the 910,000 Shares whose beneficial ownership is attributed to the Reporting Person, by virtue of his sole voting and dispositive power, were acquired by the Reporting Person in connection with the Business Combination. The Reporting Person acquired the Shares as a result of the consummation of the transactions under the Merger Agreement and after giving effect to the Settlement Agreement. In addition, Mr. Ng has shared voting power over 1,136,668 Shares pursuant to the Voting Agreements (as defined in Item 6), as to which he disclaims beneficial ownership.

The Reporting Person intends to review his investment on a regular basis and, as a result thereof, may at any time or from time to time determine, either alone or as part of a group, (a) to acquire additional securities of the Issuer, through open market purchases, privately negotiated transactions or otherwise, or (b) to dispose of all or a portion of the securities of the Issuer owned by him in the open market, in privately negotiated transactions or otherwise. At the date of this Statement, the Reporting Person, except as set forth in this Statement, and consistent with the Reporting Person’s position with the Issuer, has no plans or proposals which would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of the board of directors or management of the Issuer;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer’s business or corporate structure;

(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j) Any action similar to any of those actions enumerated above.

The Reporting Person believes the Issuer may, from time to time, take any available course of action, which could involve one or more of the types of transactions or have one or more of the results described in clauses (a) through (j) above, including but not limited to issuances of additional Shares for cash in public or private offerings either in the U.S. or internationally or, depending upon its need, the incurrence of indebtedness in the form of bank loans, bonds or secured and unsecured financing.

Item 5.	Interest in Securities of the Issuer.

(a)-(b) According to the Issuer there were 7,783,347 Shares outstanding on April 9, 2008. Immediately after the consummation of the Business Combination, the Reporting Person had sole voting and dispositive power over 910,000 Shares of the Issuer, which comprises 11.7% of the issued and outstanding Shares, and together with the 1,136,668 Shares as to which the Reporting Person shares voting power under the Voting Agreements, comprises an aggregate of 26.3% of the issued and outstanding Shares.

The 910,000 Shares issued to the Reporting Person in connection with the Business Combination does not include 390,000 Shares delivered to China Broadband, Inc. under the terms of the Settlement Agreement or any of the up to 7,520,000 Shares that may be earned by China Cable Holdings Limited, a Cayman Islands Exempted Company controlled and operated primarily by the Reporting Person (the “Consultant”) in connection with the grant of performance Shares under the terms of a Consulting Agreement by and between the Issuer and the Consultant. At present, the beneficial owners of the Consultant are the Reporting Person and his father; it is currently contemplated that other persons, yet to be determined, who will render services on behalf of the Consultant to the Issuer pursuant to the Consulting Agreement may acquire equity interests in the Consultant in the future. Pursuant to the terms of the Merger Agreement, 100,000 of the Shares issued to the Reporting Person in connection with the Business Combination are subject to the terms of an escrow agreement until October 30, 2008.

(c) In connection with the Business Combination, the Reporting Person acquired beneficial ownership of 910,000 Shares.

(d) The Reporting Person affirms that no person other than the Reporting Person has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the Shares owned by the Reporting Person.

(e) It is inapplicable for the purposes hereof to state the date on which the Reporting Person ceased to be the owner of more than five percent (5%) of the Shares.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

In connection with the Business Combination, the Issuer entered into a Consulting Agreement with the Consultant, under which the Consultant has agreed to provide consulting services to the Issuer. In consideration for such consulting services, the Consultant may earn up to 7,520,000 Shares based upon accomplishment of certain financial goals of the Issuer.

In connection with the Business Combination, the Issuer and the Reporting Person entered into a lock up agreement, pursuant to which the Reporting Person agreed that without the consent of the Issuer (i) until the earlier of the date that (x) is six months after April 9, 2008, and (y) a registration statement to be filed 30 days after the consummation of the Business Combination that includes for resale the Reporting Person’s Shares (which registration statement was filed on April 18, 2008), shall be declared effective by the Securities and Exchange Commission (the “SEC”) the Reporting Person shall not transfer his Shares and (ii) for a period of 6 months after the date set forth in (x) above, not to transfer more than 33 1/3% of his Shares and (iii) for a period of 12 months after the date set forth in (x) above, not to transfer more than 66 2/3% of his Shares.

In connection with the Business Combination, the Issuer and the Reporting Person entered into a (i) registration rights agreement, pursuant to which the Issuer agreed to file with the SEC the registration statement with respect to the resale of Shares (referred to above); and (ii) voting agreements with certain shareholders who were also issued Shares of the Issuer in connection with the Business Combination (the "Voting Agreements"). Pursuant to these Voting Agreements, such shareholders agreed, for a period of three years following the Business Combination, to vote 1,136,668 Shares in favor of the Board nominees presented at a meeting of stockholders. Mr. Ng disclaims beneficial ownership of the Shares held by such shareholders.

 Except as described in this Item 6 and in Item 5 above, there are no contracts, arrangements, understandings or relationships with the Reporting Person or any other person with respect to the securities of the Issuer, including but not limited to transfer or voting of any other securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, divisions of profits or loss or the giving or withholding of proxies.

Item 7. Materials to be filed as Exhibits.

1. Agreement and Plan of Merger by and among Jaguar Acquisition Corporation and China Cablecom Ltd. and Clive Ng, dated October 30, 2007 (incorporated by reference to Annex D to the Issuer's Rule 424B3 prospectus filed with the SEC on March 24, 2008).

2. Settlement Agreement by and between China Broadband, Inc., China Broadband, Ltd., China Broadband, Inc., Stephen P. Cherner, Maxim Financial Corporation, Mark L. Baum, BCGU, LLC, Mark I. Lev, Wellfleet Partners, Inc., Pu Yue, Clive Ng, Chardan Capital Markets, LLC, Jaguar Acquisition Corporation and China Cablecom Holdings, Ltd. dated January 9, 2008. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of China Broadband, Inc. filed with the SEC on January 17, 2008).

3. Consulting Agreement dated November 1, 2007, by and between China Cablecom Holdings, Ltd. and China Cable Holdings Limited (incorporated by reference to Annex C to the Issuer's Rule 424B3 prospectus filed with the SEC on March 24, 2008).

4. Lockup Agreement, dated April 9, 2008, by and between Clive Ng and China Cablecom Holdings, Ltd.

5. Registration Rights Agreement, dated April 9, 2008, by and between Clive Ng and China Cablecom Holdings, Ltd.

6. Escrow Agreement, dated April 9, 2008, by and among Jaguar Acquisition Corporation, Clive Ng, Jonathan Kalman and Loeb & Loeb LLP.

7. Form of Voting Agreement, dated April 9, 2008, by and among China Cablecom Holdings, Ltd., Certain Shareholders of China Cablecom Holdings, Ltd and Clive Ng (incorporated by reference to Exhibit 10.46 to Amendment No. 3 to the Registration Statement on Form S-4 of China Cablecom Holdings, Ltd., filed with the SEC on February 13, 2008).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: April 21, 2008

/s/ Clive Ng
Clive Ng

REGISTRATION RIGHTS AGREEMENT

This Registration Rights Agreement (the “Agreement”) is made as of April 9, 2008 by and among China Cablecom Holdings Ltd., a company organized under the laws of the British Virgin Islands (the “Company”), and Mr. Clive Ng (the “Executive”).

RECITALS

WHEREAS, the Company has entered into an Agreement and Plan of Merger which contemplates the merger of Jaguar Acquisition Corporation (“Jaguar”) with the Company and of the Company with China Cablecom, Ltd. (“China Cablecom”) to effect a business combination between Jaguar and China Cablecom (the “Business Combination”).

WHEREAS, the Company and the Executive desire to enter into this Agreement in order to, among other things, reflect the registration rights to be provided to the Executive in connection with the 1,300,000 shares of common stock of the Company issued to the Executive in connection with the Business Combination and the other transactions contemplated in connection therewith (the “Securities”).

NOW, THEREFORE, in consideration of the mutual promises and covenants and agreements set forth herein, the Company and the Executive hereby agree as follows:

AGREEMENT

1. Registration Rights.

1.1 Definitions. For purposes of this Section 1:

(a) Effectiveness Date. The term “Effectiveness Date” means with respect to any Registration Statement the earlier of (A) the ninetieth (90th) day following the Filing Date or (B) in the event the Registration Statement receives a “full review” by the SEC, the one hundred twentieth (120th) day following the Filing Date or (C) the date which is within three (3) Business Days after the date on which the SEC informs the Company the (i) the Commission will not review a Registration Statement or (ii) the Company may request the acceleration of the effectiveness of a Registration Statement and the Company makes such request; provided, that, if the Effectiveness Date falls on a Saturday, Sunday or any other day which shall be a legal holiday or a day on which the SEC is authorized or required by law or other government actions to close, the Effectiveness Date shall be the following Business Day.

(b) Filing Date. The term “Filing Date” means the thirtieth (30th) day following the date of the consummation of the Business Combination; provided, that, if the Filing Date falls on a Saturday, Sunday or any other day which shall be a legal holiday or a day on which the SEC is authorized or required by law or other government actions to close, the Filing Date shall be the following Business Day.

(c) Holder. For purposes of this Section 1 and Section 2 hereof, the term “Holder” or “Holders” means any person or persons owning of record Registrable Securities or any assignee of record of such Registrable Securities to whom rights under this Section 1 have been duly assigned in accordance with this Agreement; provided, however, that for purposes of this Agreement, a record holder of the Securities convertible into such Registrable Securities shall be deemed to be the Holder of such Registrable Securities.

(d) Registration. The terms “register,” “registered,” and “registration” refer to a registration effected by preparing and filing a registration statement in compliance with the Securities Act, and the declaration or ordering of effectiveness of such registration statement.
(e) Registrable Securities. The term “Registrable Securities” means: (i) any and all common shares of the Company (“Common Shares”) and (ii) any Common Shares issued as (or issuable upon the conversion or exercise of any warrant, right or other security which is issued as) a dividend or other distribution with respect to, in exchange for or in replacement of, all such Common Shares described in clause (i) of this subsection (e).

(f) Registrable Securities Then Outstanding. The term “Registrable Securities Then Outstanding” shall mean the number of Common Shares which are Registrable Securities and are then issued and outstanding.

(g) “Rule 415” The term Rule 415 means Rule 415 promulgated by the Commission pursuant to the Securities Act, as such Rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the Commission having substantially the same effect as such Rule.

(h) “Securities Act”. The term “Securities Act” means the Securities Act of 1933, as amended.

(i) SEC. The term “SEC” means the United States Securities and Exchange Commission.

1.2 Mandatory Registration.

(a) Registration. On or prior to the Filing Date, the Company, or any successor in interest of the Company, shall prepare and file with the SEC a “resale” Registration Statement providing for the resale of all Registrable Securities for an offering to be made on a continuous basis pursuant to Rule 415. Such Registration Statement shall be on Form S-3 (except if the Company is not then eligible to register for resale the Registrable Securities on Form S-3 in which case such registration shall be on another appropriate form in accordance herewith and the Securities Act and the rules promulgated thereunder). The Company shall use its best efforts to cause such Registration Statement to be declared effective under the Securities Act as promptly as possible after the filing thereof, but in any event prior to the Effectiveness Date, and to keep such Registration Statement continuously effective under the Securities Act until such date as is the earlier of (x) the date when all Registrable Securities covered by such Registration Statement have been sold or (y) the date on which the Registrable Securities may be sold without any restriction pursuant to Rule 144 of the Securities Act as determined by the counsel to the Company pursuant to a written opinion letter, addressed to the Company’s transfer agent to such effect (the “Effectiveness Period”). The Company shall request that the effective time of any such Registration Statement be no later than 5:00 p.m. Eastern Time on the effective date.

(b) In the event that the Company is unable to register for resale under Rule 415 all of the Registrable Securities on the Registration Statement that it has agreed to file pursuant to the first sentence of Section 1.2(a) due to limits imposed by the SEC’s interpretation of Rule 415, the Company will file a Registration Statement under the Securities Act with the SEC covering the resale by the Holders of such lesser amount of the Registrable Securities as the Company is able to register pursuant to the SEC’s interpretation of Rule 415 of Regulation C under the Securities Act and use its reasonable best efforts to have such Registration Statement become effective as promptly as possible and, when permitted to do so by the SEC, to file subsequent registration statement(s) under the Securities Act with the SEC covering the resale of any Registrable Securities that were omitted from previous registration statement(s) and use its reasonable best efforts to have such registration declared effective as promptly as possible. In furtherance of the Company’s obligations set forth in the preceding sentence, the parties hereby agree that in the event that any Holder shall deliver to the Company a written notice at any time after the later of (x) the date which is six months after the Effectiveness Date of the latest Registration Statement that was filed pursuant to Section 1.2(a) or 1.2(b) hereof, as applicable, or (y) the date on which all Registrable Securities registered on all of the prior Registration Statements filed pursuant to Section 1.2(a) and 1.2(b) hereof are sold, that the Company shall file, within 30 days following the date of receipt of such written notice, an additional Registration Statement registering any Registrable Securities that were omitted from the initial Registration Statement.

(c) Expenses. All expenses incurred in connection with a registration pursuant to this Section 1.2, including without limitation all registration and qualification fees, printers’ and accounting fees, and fees and disbursements of counsel for the Company (but excluding underwriters’ discounts and commissions), shall be borne by the Company. Each Holder participating in a registration pursuant to this Section 1.2 shall bear such Holder’s proportionate share (based on the total number of shares sold in such registration other than for the account of the Company) of all discounts, commissions or other amounts payable to underwriters or brokers in connection with such offering and of any counsel for the selling Holder(s). Notwithstanding the foregoing, the Company shall not be required to pay for any expenses of any registration proceeding begun pursuant to this Section 1.2 if the registration request is subsequently withdrawn at the request of the Holders of a majority of the Registrable Securities to be registered.

1.3 Piggyback Registrations. The Company shall notify all Holders of Registrable Securities in writing at least thirty (30) calendar days prior to filing any registration statement under the Securities Act for purposes of effecting a public offering of securities of the Company (including, but not limited to, registration statements relating to secondary offerings of securities of the Company, but excluding registration statements relating to (i) any employee benefit plan or (ii) a corporate reorganization, merger or acquisition) and will afford each such Holder an opportunity to include in such registration statement all or any part of the Registrable Securities then held by such Holder. Each Holder desiring to include in any such registration statement all or any part of the Registrable Securities held by such Holder shall, within twenty (20) calendar days after receipt of the above-described notice from the Company, so notify the Company in writing, and in such notice shall inform the Company of the number of Registrable Securities such Holder wishes to include in such registration statement. If a Holder decides not to include all of its Registrable Securities in any registration statement thereafter filed by the Company, such Holder shall nevertheless continue to have the right to include any Registrable Securities in any subsequent registration statement or registration statements as may be filed by the Company with respect to offerings of its securities, all upon the terms and conditions set forth herein.

(a) Underwriting. If a registration statement under which the Company gives notice under this Section 1.3 is for an underwritten offering, then the Company shall so advise the Holders of Registrable Securities. In such event, the right of any such Holder’s Registrable Securities to be included in a registration pursuant to this Section 1.3 shall be conditioned upon such Holder’s participation in such underwriting and the inclusion of such Holder’s Registrable Securities in the underwriting to the extent provided herein. All Holders proposing to distribute their Registrable Securities through such underwriting shall enter into an underwriting agreement in customary form with the managing underwriter or underwriter(s) selected by the Company for such underwriting. Notwithstanding any other provision of this Agreement, if the managing underwriter(s) determine(s) in good faith that marketing factors require a limitation of the number of shares to be underwritten, then the managing underwriter(s) may exclude shares (including Registrable Securities) from the registration and the underwriting, and the number of shares that may be included in the registration and the underwriting shall be allocated, first, to the Company, and second, to each of the Holders requesting inclusion of their Registrable Securities in such registration statement on a pro rata basis based on the total number of Registrable Securities then held by each such Holder; provided, however, the number of Registrable Securities to be included in such registration shall not be reduced to less than twenty-five percent (25%) of the aggregate securities included in such registration without the prior consent of at least a majority of the Holders who have requested their shares to be included in such registration. If any Holder disapproves of the terms of any such underwriting, such Holder may elect to withdraw therefrom by written notice to the Company and the underwriter, delivered at least ten (10) business days prior to the effective date of the registration statement. Any Registrable Securities excluded or withdrawn from such underwriting shall be excluded and withdrawn from the registration.

(b) Expenses. All expenses incurred in connection with a registration pursuant to this Section 1.3 (excluding underwriters’ and brokers’ discounts and commissions and any fees or disbursements of counsel for the selling Holder(s)), including, without limitation all governmental registration and qualification fees, printers’ and accounting fees, and fees and disbursements of counsel for the Company shall be borne by the Company.

1.4 Obligations of the Company. Whenever required to effect the registration of any Registrable Securities under this Agreement, the Company shall, as expeditiously as reasonably possible:

(a) prepare and file with the SEC a registration statement with respect to such Registrable Securities and use its best efforts to cause such registration statement to become effective, and, upon the request of the Holders of a majority of the Registrable Securities registered thereunder, keep such registration statement effective until the later of (i) one hundred eighty (180) days after the effective date of the registration statement, or (ii) the earlier of (A) the date all securities covered by the registration statement have been sold, and (B) the date that all securities covered by the registration statement that have not been sold could be sold to the public without registration in compliance with rule 144 of the Securities Act;

(b) prepare and file with the SEC such amendments and supplements to such registration statement and the prospectus used in connection with such registration statement as may be necessary to comply with the provisions of the Securities Act with respect to the disposition of all securities covered by such registration statement;

(c) furnish to the Holders such number of copies of a prospectus, including a preliminary prospectus, in conformity with the requirements of the Securities Act, and such other documents as they may reasonably request in order to facilitate the disposition of the Registrable Securities owned by them that are included in such registration;

(d) use its best efforts to register and qualify the securities covered by such registration statement under such other securities laws of such jurisdictions as shall be reasonably requested by the Holders, provided that the Company shall not be required in connection therewith or as a condition thereto to qualify to do business or to file a general consent to service of process in any such jurisdictions;

(e) in the event of any underwritten public offering, enter into and perform its obligations under an underwriting agreement, in usual and customary form, with the managing underwriter(s) of such offering (it being understood and agreed that, as a condition to the Company’s obligations under this clause (e), each Holder participating in such underwriting shall also enter into and perform its obligations under such an agreement);

(f) make commercially reasonable efforts to notify (at least one business day prior) each Holder of Registrable Securities covered by such registration statement at any time when a prospectus relating thereto is required to be delivered under the Securities Act of the happening of any event as a result of which the prospectus included in such registration statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing, and the Company will use reasonable efforts to amend or supplement such prospectus in order to cause such prospectus not to include any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing;

(g) furnish, at the request of any Holder requesting registration of Registrable Securities, on the date that such Registrable Securities are delivered to the underwriters for sale, if such securities are being sold through underwriters, or, if such securities are not being sold through underwriters, on the date that the registration statement with respect to such securities becomes effective, (i) an opinion, dated as of such date, of the counsel representing the Company for the purposes of such registration, in form and substance as is customarily given to underwriters in an underwritten public offering and reasonably satisfactory to a majority in interest of the Holders requesting registration, addressed to the underwriters, if any, and to the Holders requesting registration of Registrable Securities and (ii) a “comfort” letter dated as of such date, from the independent certified public accountants of the Company, in form and substance as is customarily given by independent certified public accountants to underwriters in an underwritten public offering and reasonably satisfactory to a majority in interest of the Holders requesting registration, addressed to the underwriters, if any, and to the Holders requesting registration of Registrable Securities; and

(h) the Company may require each selling Holder to furnish to the Company information regarding such Holder and the distribution of such Registrable Securities as is required by law to be disclosed in any Registration Statement, Prospectus, or any amendment or supplement thereto, and the Company may exclude from such registration the Registrable Securities of any such Holder who unreasonably fails to furnish such information within a reasonable time after receiving such request.

1.5 Furnish Information. It shall be a condition precedent to the obligations of the Company to take any action pursuant to Sections 1.2 or 1.3 hereof that the selling Holders shall furnish to the Company such information regarding themselves, the Registrable Securities held by them and the intended method of disposition of such securities as shall be required to timely effect the registration of their Registrable Securities.

1.6 Delay of Registration. No Holder shall have any right to obtain or seek an injunction restraining or otherwise delaying any such registration as the result of any controversy that might arise with respect to the interpretation or implementation of this Section 1.

1.7 Indemnification. In the event any Registrable Securities are included in a registration statement under Sections 1.2 or 1.3 hereof:

(a) By the Company. To the extent permitted by law, the Company will indemnify and hold harmless each Holder, the partners, officers and directors of each Holder, any underwriter (as defined in the Securities Act) for such Holder and each person, if any, who controls such Holder or underwriter within the meaning of the Securities Act or the Securities Exchange Act of 1934, as amended, (the “Exchange Act”), against any losses, claims, damages, or liabilities (joint or several) to which they may become subject under the Securities Act, the Exchange Act or other federal or state law, insofar as such losses, claims, damages, or liabilities (or actions in respect thereof) arise out of or are based upon any of the following statements, omissions or violations (collectively a “Violation”):

(i) any untrue statement or alleged untrue statement of a material fact contained in such registration statement, including any preliminary prospectus or final prospectus contained therein or any amendments or supplements thereto;

(ii) the omission or alleged omission to state therein a material fact required to be stated therein, or necessary to make the statements therein not misleading; or

(iii) any violation or alleged violation by the Company of the Securities Act, the Exchange Act, any federal or state securities law or any rule or regulation promulgated under the Securities Act, the Exchange Act or any federal or state securities law in connection with the offering covered by such registration statement; and the Company will reimburse each such Holder, partner, officer or director, underwriter or controlling person for any legal or other expenses reasonably incurred by them in connection with defending any such loss, claim, damage, liability or action; provided, however, that the indemnity agreement contained in this subsection 1.7(a) shall not apply to amounts paid in settlement of any such loss, claim, damage, liability or action if such settlement is effected without the consent of the Company (which consent shall not be unreasonably withheld), nor shall the Company be liable in any such case for any such loss, claim, damage, liability or action to the extent that it arises out of or is based upon a Violation which occurs in reliance upon and in conformity with written information furnished expressly for use in connection with such registration by such Holder, partner, officer, director, underwriter or controlling person of such Holder.

(b) By Selling Holders. To the extent permitted by law, each selling Holder will indemnify and hold harmless the Company, each of its directors, each of its officers who have signed the registration statement, each person, if any, who controls the Company within the meaning of the Securities Act, any underwriter and any other Holder selling securities under such registration statement or any of such other Holder’s partners, directors or officers or any person who controls such Holder within the meaning of the Securities Act or the Exchange Act, against any losses, claims, damages or liabilities (joint or several) to which the Company or any such director, officer, controlling person, underwriter or other such Holder, partner or director, officer or controlling person of such other Holder may become subject under the Securities Act, the Exchange Act or other federal or state law, insofar as such losses, claims, damages or liabilities (or actions in respect thereto) arise out of or are based upon any Violation, in each case to the extent (and only to the extent) that such Violation occurs in reliance upon and in conformity with written information furnished by such Holder under an instrument duly executed by such Holder and stated to be expressly for use in connection with such registration; and each such Holder will reimburse any legal or other expenses reasonably incurred by the Company or any such director, officer, controlling person, underwriter or other Holder, partner, officer, director or controlling person of such other Holder in connection with defending any such loss, claim, damage, liability or action; provided, however, that the indemnity agreement contained in this subsection 1.7(b) shall not apply to amounts paid in settlement of any such loss, claim, damage, liability or action if such settlement is effected without the consent of the Holder, which consent shall not be unreasonably withheld; and provided further, that the total amounts payable in indemnity by a Holder under this Section 1.7(b) in respect of any Violation shall not exceed the net proceeds received by such Holder in the registered offering out of which such Violation arises.

(c) Notice. Promptly after receipt by an indemnified party under this Section 1.7 of notice of the commencement of any action (including any governmental action), such indemnified party will, if a claim in respect thereof is to be made against any indemnifying party under this Section 1.7, deliver to the indemnifying party a written notice of the commencement thereof and the indemnifying party shall have the right to participate in, and, to the extent the indemnifying party so desires, jointly with any other indemnifying party similarly noticed, to assume the defense thereof with counsel mutually satisfactory to the parties; provided, however, that an indemnified party shall have the right to retain its own counsel, with the fees and expenses to be paid by the indemnifying party, if representation of such indemnified party by the counsel retained by the indemnifying party would be inappropriate due to actual or potential conflict of interests between such indemnified party and any other party represented by such counsel in such proceeding. The failure to deliver written notice to the indemnifying party within a reasonable time of the commencement of any such action, if prejudicial to its ability to defend such action, shall relieve such indemnifying party of any liability to the indemnified party under this Section 1.7.

(d) Contribution. If the indemnification provided for in this Section 1.7 is held by a court of competent jurisdiction to be unavailable to an indemnified party with respect to any losses, claims, damages or liabilities referred to herein, the indemnifying party, in lieu of indemnifying such indemnified party thereunder, shall to the extent permitted by applicable law contribute to the amount paid or payable by such indemnified party as a result of such loss, claim, damage or liability in such proportion as is appropriate to reflect the relative fault of the indemnifying party on the one hand and of the indemnified party on the other in connection with the Violation(s) that resulted in such loss, claim, damage or liability, as well as any other relevant equitable considerations. The relative fault of the indemnifying party and of the indemnified party shall be determined by a court of law by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission to state a material fact relates to information supplied by the indemnifying party or by the indemnified party and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission; provided, that in no event shall any contribution by a Holder hereunder exceed the net proceeds from the offering received by such Holder.

(e) Survival. The obligations of the Company and Holders under this Section 1.7 shall survive the completion of any offering of Registrable Securities in a registration statement, and otherwise.

1.8 Rule 144 Reporting. With a view to making available the benefits of certain rules and regulations of the SEC which may at any time permit the sale of the Registrable Securities to the public without registration, after such time as a public market exists for the Common Shares, the Company agrees to use its best efforts to:

(a) make and keep public information available, as those terms are understood and defined in Rule 144 under the Securities Act, at all times after the effective date of the first registration under the Securities Act filed by the Company for an offering of its securities to the general public;

(b) file with the SEC in a timely manner all reports and other documents required of the Company under the Securities Act and the Exchange Act (at any time after it has become subject to such reporting requirements); and

(c) as long as a Holder owns any Registrable Securities, to furnish to the Holder forthwith upon request a written statement by the Company as to its compliance with the reporting requirements of said Rule 144 (at any time after ninety (90) days after the effective date of the first registration statement filed by the Company for an offering of its securities to the general public), and of the Securities Act and the Exchange Act (at any time after it has become subject to the reporting requirements of the Exchange Act), a copy of the most recent periodic report of the Company and such other reports and documents of the Company as a Holder may reasonably request in availing itself of any rule or regulation of the SEC allowing a Holder to sell any such securities without registration (at any time after the Company has become subject to the reporting requirements of the Exchange Act).

1.9 Termination of the Company’s Obligations. The Company shall have no obligations pursuant to Sections 1.2 or 1.3 with respect to any Registrable Securities proposed to be sold by a Holder in a registration pursuant to Section 1.2 or 1.3 if (a) all such Registrable Securities proposed to be sold by a Holder (and its affiliates) may be sold without registration under the Securities Act pursuant to Rule 144; or (b) such Holder (together with its affiliates) holds less than five percent (5%) of the Company’s outstanding Common Shares.

2. Assignment and Amendment.

2.1 Assignment. Notwithstanding anything herein to the contrary, the rights of the Executive hereunder may be assigned only (i) pursuant to the terms of the Settlement Agreement, dated January 11, 2008, by and among the Executive, the Company, Jaguar, China Broadband, Inc., China Broadband, Ltd., Stephen P. Cherner, Maxim Financial Corporation, Mark L. Baum, BCGU, LLC, Mark I. Lev, Wellfleet Partners, Inc., Pu Yue, and Chardan Capital Markets, LLC (ii) to a party who acquires at least Fifty Thousand (50,000) shares of Registrable Securities (as adjusted for stock splits, dividends, and the like), or in the event the Executive holds less than 50,000 shares of Registrable Securities, such Executive’s entire remaining balance of shares of Registrable Securities, (iii) to (A) a direct or indirect stockholder, partner, member, or beneficiary of the Executive; (B) a spouse, child, parent or beneficiary of the estate of the Executive or (C) a trust for the benefit of the persons set forth in (A) or (B), or (iv) to a party who acquires such Registrable Securities without consideration; provided, however, that no party may be assigned any of the foregoing rights unless the Company is given written notice by the assigning party at the time of such assignment stating the name, address and tax identification number of the assignee and identifying the securities of the Company as to which the rights in question are being assigned; and provided further that any such assignee (a) shall receive such assigned rights subject to all the terms and conditions of this Agreement, including without limitation the provisions of this Section 2, and (b) is not a competitor of the Company as determined in good faith by the Company’s Board of Directors.

2.2 Amendment of Rights. Any provision of this Agreement may be amended and the observance thereof may be waived (either generally or in a particular instance and either retroactively or prospectively) only with the written consent of the Company and Executive (and/or any of their permitted successors or assigns) holding shares of Registrable Securities and/or Common Shares representing and/or convertible into a majority of all the Securities. Any amendment or waiver effected in accordance with this Section 2.2 shall be binding upon the Executive, each Holder, each permitted successor or assignee of the Executive or Holder and the Company.

3. General Provisions.

3.1 Notices. Any notice, request or other communication required or permitted hereunder shall be in writing and shall be deemed to have been duly given if personally delivered, deposited in the international air mail postage prepaid, or sent by facsimile or e-mail when receipt is electronically confirmed (i) if to an Executive, as set forth below Executive’s name on the signature page of this Agreement, and (ii) if to the Company, to the address set forth below:

17 State Street
Suite 1600
New York, NY 10004
Attn: Clive Ng

Any party hereto (and such party’s permitted assigns) may by notice so given change its address for future notices hereunder. Notice shall be deemed conclusively given when personally delivered or sent in the manner set forth above.

3.2 Entire Agreement. This Agreement, together with all the exhibits hereto, constitutes and contains the entire agreement and understanding of the parties with respect to the subject matter hereof and supersedes any and all prior negotiations, correspondence, agreements, understandings, duties or obligations between the parties respecting the subject matter hereof.

3.3 Governing Law. This Agreement shall be governed by and construed exclusively in accordance with the internal laws of the State of New York, excluding that body of law relating to conflict of laws and choice of law that would result in the application of the substantive law of another jurisdiction.

3.4 JURISDICTION; SERVICE; WAIVERS. ANY ACTION OR PROCEEDING IN CONNECTION WITH THIS AGREEMENT MAY BE BROUGHT IN A COURT OF RECORD OF THE STATE OF NEW YORK IN THE COUNTY OF NEW YORK. THE PARTIES TO THIS AGREEMENT HEREBY CONSENT TO THE EXCLUSIVE JURISDICTION OF SUCH COURTS OF THE STATE OF NEW YORK, AND SERVICE OF PROCESS MAY BE MADE UPON THE PARTIES TO THIS AGREEMENT BY MAILING A COPY OF THE SUMMONS AND ANY COMPLAINT TO SUCH PERSON, BY REGISTERED OR CERTIFIED MAIL, RETURN RECEIPT REQUESTED, AT ITS ADDRESS TO BE USED FOR THE GIVING OF NOTICES UNDER THIS AGREEMENT. BY ACCEPTANCE HEREOF, THE PARTIES HERETO EACH HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY OBJECTION, INCLUDING, WITHOUT LIMITATION, ANY OBJECTION TO THE LAYING OF VENUE OR BASED ON THE GROUNDS OF FORUM NON CONVENIENS, WHICH IT MAY NOW OR HEREAFTER HAVE TO THE BRINGING OR MAINTAINING OF ANY SUCH ACTION OR PROCEEDING IN SUCH JURISDICTION.

3.5 Severability. If one or more provisions of this Agreement are held to be unenforceable under applicable law, then such provision(s) shall be excluded from this Agreement and the balance of this Agreement shall be interpreted as if such provision(s) were so excluded and shall be enforceable in accordance with its terms.

3.6 Third Parties. Nothing in this Agreement, express or implied, is intended to confer upon any person, other than the parties hereto and their successors and assigns, any rights or remedies under or by reason of this Agreement.

3.7 Successors and Assigns. Subject to the provisions of Section 2.1, the provisions of this Agreement shall inure to the benefit of, and shall be binding upon, the successors and permitted assigns of the parties hereto.

3.8 Captions. The captions to sections of this Agreement have been inserted for identification and reference purposes only and shall not be used to construe or interpret this Agreement.

3.9 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

3.10 Costs and Attorneys’ Fees. In the event that any action, suit or other proceeding is instituted concerning or arising out of this Agreement or any transaction contemplated hereunder, the prevailing party shall recover all of such party’s costs and attorneys’ fees incurred in each such action, suit or other proceeding, including any and all appeals or petitions therefrom.

3.11 Adjustments for Stock Splits and Certain Other Changes. Wherever in this Agreement there is a reference to a specific number of Common Shares of the Company, then, upon the occurrence of any subdivision, combination or stock dividend of such class or series of stock, the specific number of shares so referenced in this Agreement shall automatically be proportionally adjusted to reflect the affect on the outstanding shares of such class or series of stock by such subdivision, combination or stock dividend.

3.12 Aggregation of Stock. All shares deemed to be “beneficially owned” (as such term is defined under Rule 13d-3 of the Securities Exchange Act of 1934, as amended) by any entity or person, shall be aggregated together for the purpose of determining the availability of any rights under this Agreement.

3.13 Failure to File Registration Statement and Other Events. The Company and the Investors agree that the Holders will suffer damages if a Registration Statement is not filed on or prior to the Filing Date or any additional Filing Date, as applicable, or after notice from the Holders, as set forth in Section 1.2(b) hereto, and, in each case, not declared effective by the SEC on or prior to the applicable Effectiveness Date and maintained in the manner contemplated herein during the applicable Effectiveness Period or if certain other events occur. The Company and the Holders further agree that it would not be feasible to ascertain the extent of such damages with precision. Accordingly, if (A) a Registration Statement is not filed on or prior to the Filing Date, any additional Filing Date or after notice from the Holders, as set forth in Section 1.2(b) hereof, or (B)  a Registration Statement is not declared effective by the SEC on or prior to the applicable Effectiveness Date, or (C) the Company fails to file with the Commission a request for acceleration in accordance with Rule 461 promulgated under the Securities Act within three (3) Business Days of the date that the Company is notified (orally or in writing, whichever is earlier) by the Commission that a Registration Statement will not be “reviewed,” or not subject to further review, or (D) any Registration Statement is filed with and declared effective by the Commission but thereafter ceases to be effective as to all Registrable Securities at any time prior to the expiration of the Effectiveness Period, without being succeeded immediately by a subsequent Registration Statement filed with and declared effective by the Commission, or (E) trading in the Common Stock shall be suspended or if the Common Stock is no longer quoted on or is delisted from the OTC Bulletin Board (or other principal exchange on which the Common Stock is listed or traded) for any reason for more than three (3) Business Days in the aggregate (any such failure or breach being referred to as an “Event,” and for purposes of clauses (A) and (B) the date on which such Event occurs, or for purposes of clause (C) the date on which such three (3) Business Day period is exceeded, or for purposes of clause (D) after more than fifteen (15) Business Days, or for purposes of clause (F) the date on which such three (3) Business Day period is exceeded, being referred to as “Event Date”), the Company shall pay an amount in cash as liquidated damages to each Holder equal to one percent (1.0%) of the amount of the Holder’s initial investment in the Units for each calendar month or portion thereof thereafter from the Event Date until the applicable Event is cured; provided, however, that in no event shall the amount of liquidated damages payable at any time and from time to time to any Holder pursuant to this Section 3.13 exceed an aggregate of ten percent (10%) of the amount of the Holder’s initial investment in the Units; and provided, further, that notwithstanding the foregoing, in the event the SEC does not permit all of the Registrable Securities to be included in a Registration Statement because of its application of Rule 415, no liquidated damages shall be payable pursuant to this Section by the Company with respect to any Registrable Securities that the Company was not permitted to include on such Registration Statement. Liquidated damages payable by the Company pursuant to this Section 7(d) shall be payable on the first (1st) Business Day of each thirty (30) day period following the Event Date. The parties agree that the liquidated damages set forth in this Section 3.13 shall be the exclusive remedy of the parties hereto with respect to the breaches by the Company of this Section 3.13.

IN WITNESS WHEREOF, the parties hereto have executed this Registration Rights Agreement as of the date and year first above written.

CHINA CABLECOM HOLDINGS LTD.

By:	/s/ Colin Sung
Name:	Colin Sung
Title:

[Registration Rights Agreement Signature Page]

EXECUTIVE SIGNATURE PAGE TO
CHINA CABLECOM HOLDINGS LTD.
REGISTRATION RIGHTS AGREEMENT

CLIVE NG

/s/ Clive Ng
[Signature]

Mailing Address:
17 State Street, Suite 1600
New York, NY 10004

Counterpart Signature Page to Registration Rights Agreement

ESCROW AGREEMENT

ESCROW AGREEMENT, dated April 9, 2008 (this “Agreement”), by and among Jaguar Acquisition Corporation, a Delaware Corporation (“Jaguar”), Clive Ng (the “Principal Shareholder”), Jonathan Kalman (the “Shareholder Representative”) and Loeb & Loeb LLP, a California limited liability partnership (the “Escrow Agent”).

WITNESSETH

WHEREAS, it is a condition to the closing of the transactions contemplated by that certain agreement and plan of merger, dated October 30, 2007 (the “Merger Agreement”), by and among Jaguar, China Cablecom, Ltd., a British Virgin Islands company (“China Cablecom”), and the Principal Shareholder, that the parties hereto enter into this Agreement (unless otherwise indicated, each capitalized term used herein shall have the meaning ascribed to such term in the Merger Agreement);

WHEREAS, pursuant to the terms and conditions of the Merger Agreement, at the Business Combination Effective Time, Jaguar shall deliver or cause to be delivered to the Escrow Agent for deposit into an escrow account to be established pursuant to the terms of this Agreement (the “Loeb Escrow”), a certificate registered in the name of the Principal Shareholder for an aggregate of 100,000 shares (the “Escrow Shares”) of Jaguar’s common stock, par value $0.0001 per share (“Jaguar Common Stock”), as security for indemnification by the Principal Shareholder of Jaguar for Damages suffered in the event of any breach of certain representations, warranties or covenants of China Cablecom made in the Merger Agreement;

WHEREAS, the parties to this Agreement desire to set forth the manner in which the Escrow Shares are to be held in the Loeb Escrow and the terms and conditions by which the Escrow Shares shall be distributed and the Loeb Escrow shall terminate;

NOW, THEREFORE, in consideration of the foregoing premises and of the mutual covenants and agreements set forth herein, the legal sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

1. Appointment of Escrow Agent.

Jaguar, the Principal Shareholder and the Shareholder Representative hereby irrevocably designate and appoint the Escrow Agent as their escrow agent for the purposes set forth herein, and the Escrow Agent by its execution and delivery of this Agreement hereby accepts such appointment under the terms and conditions set forth herein.

2. Establishment of the Loeb Escrow.

Simultaneously upon the execution and delivery of this Agreement, Jaguar shall deposit or cause to be deposited the Escrow Shares with the Escrow Agent. The parties hereto acknowledge that unless and until the Escrow Shares are returned to Jaguar, the Principal Shareholder is the beneficial owner of the Escrow Shares.

1

3. Dividends; Voting Rights

a. All earnings, including cash, stock and any other dividends or other property distributed in respect of the Escrow Shares, including, without limitation, any shares issued as a result of stock splits, stock dividends or other recapitalization (the “Earnings”), shall be retained in and become a part of the Loeb Escrow upon issuance or payment, as the case may be. The Escrow Shares and the Earnings, if any, shall be referred to herein as the “Escrow Amount.”

b. The shares of Jaguar Common Stock, which are part of the Escrow Amount shall vote on all matters submitted to the stockholders of Jaguar as the Principal Shareholder shall direct. In the absence of direction from the Principal Shareholder, such shares shall be voted as Jaguar shall direct.

4. Application of Escrow Amount to Claims of Jaguar

a. In the event that at any time, or from time to time from the date hereof until the expiration of the Survival Period, the Shareholder Representative claims that Jaguar has suffered Damages with respect to which Jaguar is entitled to indemnification pursuant to Article X of the Merger Agreement, the Shareholder Representative shall immediately deliver to the Escrow Agent and the Principal Shareholder, written notice (the “Claims Notice”) via facsimile in accordance with the notice provisions set forth in Section 11 herein, which shall state (i) the provision of the Merger Agreement that allegedly has been breached, (ii) the alleged amount of any and all Damages suffered by Jaguar in connection with such alleged breach; (iii) the alleged number of Escrow Shares to be returned by the Principal Shareholder to Jaguar; and (iv) that the Escrow Agent shall distribute such number of Escrow Shares set forth in the Claims Notice, and any Earnings in respect thereof to Jaguar.

b. The Escrow Amount shall be distributed to Jaguar from the Loeb Escrow unless the Principal Shareholder shall contest the right of the Shareholder Representative to seek such indemnification by delivering written notice to the Escrow Agent and the Shareholder Representative (the “Objection Notice”), no later than 5:00 pm (New York time) on the tenth Business Day (which shall mean any day that banks are open in the City of New York) after delivery of the Claims Notice, which instructs the Escrow Agent not to distribute the Escrow Amount. Upon receipt of the Objection Notice, the Escrow Agent shall continue to hold the Escrow Amount in the Loeb Escrow pursuant to the terms of this Agreement, pending resolution of the dispute and receipt of joint written instructions from the Principal Shareholder and the Shareholder Representative, or a final order of a court of competent jurisdiction.

c.  If the Escrow Agent does not receive the Objection Notice within the time period prescribed above, the Escrow Agent shall distribute to Jaguar the Escrow Fund from the Loeb Escrow not earlier than ten (10), nor more than twenty (20) Business Days after the date the Objection Notice must be delivered. The Escrow Agent shall continue to hold the remaining Escrow Amount, if any, in the Loeb Escrow until such time as the entire Escrow Amount has been distributed pursuant to the provisions of this Section 4, or upon the expiration of the Survival Period as set forth in Section 5, whichever occurs earlier. Upon distribution of the entire Escrow Amount, the Loeb Escrow and this Agreement shall terminate.

2

d. The number of Escrow Shares to be distributed shall be calculated as set forth in Article X of the Merger Agreement.

5.  Distribution of Escrow Amount upon Expiration of Survival Period

Provided the Escrow Amount has not been distributed pursuant to Section 4(c) above, and subject to the other provisions of this Agreement, the Escrow Amount shall be held by the Escrow Agent in the Loeb Escrow until the expiration of the Survival Period. At least two (2) Business Days prior to expiration of the Survival Period, the Shareholder Representative and the Principal Shareholder shall deliver joint written instructions to the Escrow Agent, which shall confirm the date of the expiration of the Survival Period and shall include instructions for the distribution by the Escrow Agent of the Escrow Amount from the Loeb Escrow (the “Expiration Notice”). On the date of the expiration of the Survival Period, the Escrow Agent shall distribute the Escrow Amount from the Loeb Escrow in accordance with the instructions set forth in the Expiration Notice. Upon distribution of the Escrow Amount pursuant to this Section 5, the Loeb Escrow and this Agreement shall terminate.

6. Controversy as to Escrow Amount.

If a controversy arises between one or more of the parties hereto, or between any of the parties hereto and any person not a party hereto, as to whether or not the Escrow Agent shall distribute the Escrow Amount held in the Loeb Escrow or any portion thereof, or as to any other matter arising out of or relating to this Agreement or the Escrow Amount, or the Escrow Agent is otherwise uncertain as to how to distribute the Escrow Amount, the Escrow Agent shall not be required to make any inquiry or investigation, and need not distribute the Escrow Amount but may retain the Escrow Amount until the rights of the parties to the dispute shall have finally been determined by the Shareholder Representative and the Principal Shareholder, and such parties have delivered joint written instructions to Escrow Agent, or by an order, decree or judgment of a court of final jurisdiction, which has been finally affirmed on appeal or which by lapse of time or otherwise is no longer subject to appeal (the “Final Order”). The Escrow Agent may, but shall not be obligated to, in its sole discretion at any time and from time to time, for any reason or for no reason, commence an interpleader or similar action, suit or proceeding for the resolution of any controversy regarding this Agreement. If and to the extent directed to do so by the joint written instructions of the Shareholder Representative and the Principal Shareholder, or Final Order, the Escrow Agent shall distribute the Escrow Amount, held in the Loeb Escrow within a reasonable time after the Escrow Agent has received such joint written instructions, or Final Order. The Escrow Agent shall be entitled to assume that no such controversy has arisen unless it has received a written notice that such a controversy has arisen which refers specifically to this Agreement and identifies by name and address all parties to the controversy. Notwithstanding anything to the contrary set forth in this Agreement, the Escrow Agent shall be entitled to comply with any order of any court or other lawful authority which has not been stayed.

3

7. Documents Submitted to Escrow Agent.

The Escrow Agent shall be entitled to act and conclusively rely upon and shall not be liable for acting or refraining from acting upon any written notice, direction, request, waiver, consent, receipt or other paper or document furnished to it hereunder and reasonably believed by it to be genuine and to have been signed or presented by the party or parties entitled to execute or deliver such document. The Escrow Agent shall have no duty to inquire of or investigate the authorization, signature or authenticity of such person or document.

8. Limitation of Liability.

The Escrow Agent undertakes to perform only such duties as are expressly set forth in this Agreement and no duties or covenants shall be implied herein. The Escrow Agent shall not be liable for any error of judgment, or for any act taken or omitted by it, or for any mistake in fact or law, or for anything which it may do or refrain from doing in connection herewith, except for its own gross negligence or willful misconduct. Without limiting the generality of the foregoing, the Escrow Agent shall not incur liability and shall be fully protected in respect of any action taken, omitted or suffered by it in good faith and believed by it to be authorized or within the rights or powers conferred upon it by this Agreement. The Escrow Agent shall have no duty to inquire as to, or any obligations or liabilities pursuant to, the provisions of any agreement other than this Agreement.

9. Resignation of Escrow Agent.

The Escrow Agent may resign from its duties and shall thereupon be discharged from all further duties or obligations hereunder at any time upon giving fifteen (15) days prior written notice to the other parties to this Agreement. The other parties to this Agreement will thereupon jointly designate a successor escrow agent hereunder within said fifteen day (15) period to whom the Escrow Amount shall be distributed and shall deliver to the Escrow Agent a general release (other than with respect to the Escrow Agent’s gross negligence or willful misconduct) executed by all parties to this Agreement (other than the Escrow Agent). The resignation will take effect on the earlier of the appointment of a successor escrow agent or a day that is fifteen (15) days after the date written notice of such resignation is furnished to the Shareholder Representative and the Principal Shareholder. As of the effective date of such resignation the Escrow Agent shall be released and discharged from any and all further obligations arising in connection with this Agreement, other than with respect to the Escrow Agent’s gross negligence or willful misconduct. If such a joint designation of a successor escrow agent and delivery of such release and amount does not occur within such fifteen (15) day period, and unless the Escrow Agent has deposited the Escrow Amount with a court of competent jurisdiction, the Escrow Agent shall retain the Escrow Amount as custodian thereof under this Agreement until otherwise directed by the parties to this Agreement, without further liability or responsibility, except as may arise from the Escrow Agent’s gross negligence or willful misconduct.

4

10. Indemnity.

The parties hereto (other than the Escrow Agent) hereby jointly and severally agree to indemnify the Escrow Agent and its partners, members, employees, representatives and agents (jointly and severally the “Indemnitees”) against, and hold them harmless of and from, any and all claims, loss, liability, cost, damage and expense, including, without limitation, reasonable counsel fees (including those of the Escrow Agent computed at its regular hourly rates) and expenses, which the Indemnitees may suffer or incur by reason of any action, claim or proceeding brought against any Indemnitee or in which any Indemnitee may become involved arising out of or relating directly or indirectly in any way to this Agreement or any transaction to which this Agreement directly or indirectly relates, except for such claims, loss, liability, cost, damage and expense, including, without limitation, reasonable counsel fees (including those of the Escrow Agent computed at its regular hourly rates) and expenses incurred by reason of the Escrow Agent’s gross negligence and/or willful misconduct. If the indemnification provided for in this paragraph for any reason is held to be unavailable, such parties shall contribute such amounts as are, as between such parties, just and equitable to pay to the Indemnitees or to reimburse them for, the aggregate of any and all losses, liabilities, costs, damages and expenses, including counsel fees (including those of the Escrow Agent computed at its regular hourly rates) and expenses, incurred by the Indemnitees as a result of or in connection with, any amount paid in settlement of, any action, claim or proceeding arising out of or relating directly or indirectly in any way to this Agreement or any transaction to which this Agreement directly or indirectly relates. The provisions of this paragraph shall survive any termination of this Agreement, whether by distribution of the Escrow Amount from the Loeb Escrow, the resignation of the Escrow Agent or otherwise.

11. Notices.

All notices and other communications hereunder shall be in writing and shall be effective (a) upon receipt by the facsimile machine at the number designated below if transmitted on a Business Day before 5:00 p.m. New York time, or if transmitted after 5:00 p.m. New York time on a Business Day, or on a non-Business Day, the first Business Day following such transmission (with an original written copy thereof to be sent on the same day by any of the methods provided for in (b) or (c) hereof), (b) upon confirmed delivery by a messenger or a recognized national overnight courier service, or (c) upon actual receipt of mailing by certified or registered mail, postage prepaid, return receipt requested to such party at the following address:
5

(a)	If to Jaguar Acquisition Corporation:
8 Tower Bridge, Suite 1050
161 Washington Street
Conshohocken, PA 19428
Attention: Jonathan Kalman
Telephone No.: 610-825-0288
Facsimile No.: 610-825-7315

With copies to:

Loeb & Loeb LLP
345 Park Avenue
New York, New York 10154
Attention: Mitchell S. Nussbaum, Esq.
Telephone No.: (212) 407-4159
Facsimile No.: (212) 407-4990

(b)	If to the Shareholder Representative:

Jonathan Kalman
8 Tower Bridge, Suite 1050
161 Washington Street
Conshohocken, PA 19428
Telephone No.: 610-825-0288
Facsimile No.: 610-825-7315

With a copy to:

Loeb & Loeb LLP
345 Park Avenue
New York, New York 10154
Attention: Mitchell S. Nussbaum, Esq.
Telephone No.: (212) 407-4159
Facsimile No.: (212) 407-4990

6

(c)	If to the Principal Shareholder:

Clive Ng
17 State Street, 16th Floor
New York, NY 10004
Telephone No.: 212-888-8890
Facsimile No.: 917-531-8839

With a copy to:

Blank Rome LLP
405 Lexington Avenue
New York, NY 10174
Attention: Richard DiStefano, Esq.
Telephone No.: 212-885-5372
Facsimile No.: 917-332-3762

(d)	If to the Escrow Agent:
Loeb & Loeb LLP
345 Park Avenue
New York, New York 10154
Attention: Mitchell S. Nussbaum, Esq.
Telephone No.: (212) 407-4159
Facsimile No.: (212) 407-4990

12. Binding Effect.

This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, personal representatives, successors and assigns.

13. No Third Party Beneficiaries

This Agreement does not create, and shall not be construed as creating, any rights enforceable by any person not a party to this Agreement (except as provided in Section 12).

14. Amendment.

This Agreement cannot be changed, modified or amended except by a writing signed by all of the parties hereto and no waiver shall be effective unless signed by the party to be charged.

15. Severability.

If one or more of the provisions of this Agreement shall be held to be illegal or otherwise void or invalid, the remainder of this Agreement shall not be affected and shall remain in full force and effect.

16. No Waiver.

The failure of a party to insist upon strict adherence to any term of this Agreement on any occasion shall not be considered a waiver or deprive that party of the right thereafter to insist upon strict adherence to that term or any other term of this Agreement. Any waiver must be in writing.

7

17. Counterparts.

This Agreement, which sets forth the entire understanding of the parties hereto with respect to the subject matter hereof, may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which together shall constitute one and the same instrument.

18. APPLICABLE LAW; JURISDICTION; VENUE; JURY TRIAL WAIVER. THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED AND INTERPRETED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK WITHOUT REGARD TO ITS CONFLICT OF LAWS PROVISIONS. WITH RESPECT TO ANY SUIT, ACTION OR PROCEEDING RELATING TO THIS AGREEMENT OR TO THE TRANSACTIONS CONTEMPLATED HEREBY (“PROCEEDINGS”), EACH PARTY IRREVOCABLY (I) SUBMITS TO THE EXCLUSIVE JURISDICTION OF THE COURTS OF THE STATE OF NEW YORK AND THE UNITED STATES DISTRICT COURT LOCATED IN THE COUNTY OF NEW YORK IN THE STATE OF NEW YORK; AND (II) WAIVES ANY OBJECTION WHICH IT MAY HAVE AT ANY TIME TO THE LAYING OF VENUE OF ANY PROCEEDING BROUGHT IN ANY SUCH COURT, WAIVES ANY CLAIM THAT SUCH PROCEEDINGS HAVE BEEN BROUGHT IN AN INCONVENIENT FORUM AND FURTHER WAIVES THE RIGHT TO OBJECT, WITH RESPECT TO SUCH PROCEEDINGS, THAT SUCH COURT DOES NOT HAVE JURISDICTION OVER SUCH PARTY. EACH PARTY HERETO HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES TRIAL BY JURY IN ANY LEGAL ACTION OR PROCEEDING RELATING TO THIS AGREEMENT AND FOR ANY COUNTERCLAIM THEREIN.

19. No Presumption Against Drafter

This Agreement shall not be construed with a presumption against any party by reason of such party having caused this Agreement to be drafted.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

8

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date and year first written above:

JAGUAR ACQUISITION CORPORATION

By:	/s/ Jonathan Kalman
Name:
Title:

SHAREHOLDER REPRESENTATIVE:

/s/ Jonathan Kalman
Name:

PRINCIPAL STOCKHOLDERS:
/s/ Clive Ng
Name:

ESCROW AGENT:

LOEB & LOEB LLP

By:	/s/ Mitchell S. Nussbaum
	Name:	Mitchell S. Nussbaum
	Title:	Partner

EXHIBIT F

LOCK-UP AGREEMENT

April 9, 2008

Jaguar Acquisition Corporation
8 Tower Bridge, Suite 1050
161 Washington Street
Conshohocken, PA 19428

Re:
Agreement and Plan of Merger, dated October 30, 2007 (the “Agreement”) by and among, Jaguar Acquisition Corporation (the “Company”), China Cablecom Ltd. (the “Company”) and Clive Ng (the “Principal Shareholder”)

Ladies and Gentlemen:

Defined terms not otherwise defined herein (the “Letter Agreement”) shall have the meanings set forth in the Agreement. Pursuant to Section 2.14 of the Agreement and in satisfaction of a condition of the Company’s obligations under the Agreement, the undersigned irrevocably agrees with the Company that (i) until the earlier of the date (the “Trade Commencement Date”), that (x) is six months after the Business Combination Effective Time, and (y) a registration statement to be filed 30 days after the consummation of the Business Combination for the resale of the Closing Shares, the Escrow Shares (the “Securities”) and the shares of Surviving Corporation Common Stock to be issued to the holders of the Preferred Shares in the Business Combination, shall be declared effective by the Securities and Exchange Commission (the “SEC”), he shall not offer, sell, contract to sell, gift, exchange, assign, pledge or otherwise encumber or dispose of his Closing Shares and Escrow Shares, if applicable, (or enter into any transaction which is designed to, or might reasonably be expect to, result in the disposition, (whether by actual disposition or effective economic disposition due to cash settlement or otherwise) by the Principal Shareholder or any affiliate of Principal Shareholder, other than China Cablecom Holdings, or any person in privity with Principal Shareholder or any affiliate of Principal Shareholder, other than China Cablecom Holdings), directly or indirectly, including the establishment or increase in a put equivalent position or liquidation or decrease in a call equivalent position within the meaning of Section 16 of the Exchange Act and the rules and regulations of the SEC promulgated thereunder with respect to the Closing Shares and the Escrow Shares (each of the foregoing referred to as a “Disposition”); (ii) for a period of 6 months after the Trade Commencement Date, not to effect a Disposition of more than 33 ⅓% of his Closing Shares, and Escrow Shares, if any such Escrow Shares have been released as of such time, and (iii) for a period of 12 months after the Trade Commencement Date not to effect a Disposition of more than 66 ⅔% of his Closing Shares, and Escrow Shares, if any such Escrow Shares have been released as of such time (the “Restriction Period”). The foregoing restriction is intended to preclude the Principal Shareholder from engaging in any hedging transaction, which is designed to or is reasonably expected to lead to or result in a Disposition during such period even if the Closing Shares would be disposed of by someone other than the Principal Shareholder. In order to enforce this covenant, the Company will impose, on or before the Closing Date, irrevocable stop-transfer instructions preventing the Company’s transfer agent from effecting any actions in violation of this Letter Agreement.

Notwithstanding the foregoing, nothing in the Agreement or this Letter Agreement shall prevent the Principal Shareholder from negotiating the sale of Securities where neither the obligation to sell nor the obligation to buy become binding until the Trade Commencement Date, subject to the limitation on the number of Securities the Principal Shareholder is permitted to dispose of during the Restricted Period; and further, the Principal Shareholder may effect a Disposition of Securities pursuant to a pledge, grant of security interest or other encumbrance effected in a bona fide transaction with an unrelated and unaffiliated pledgee if such pledgee agrees that it will under no circumstances foreclose with respect to such Securities until after the Trade Commencement Date, subject to the limitation on the number of Securities the Principal Shareholder is permitted to dispose of during the Restricted Period.

The undersigned acknowledges that the execution, delivery and performance of this Letter Agreement is a material inducement to the Company to complete the transaction contemplated by the Agreement and that the Company shall be entitled to specific performance of my obligations hereunder. The undersigned hereby represents that the undersigned has the power and authority to execute, deliver and perform this Letter Agreement, that the undersigned has received adequate consideration therefor and that the undersigned will indirectly benefit from the closing of the transactions contemplated by the Agreement.

This Letter Agreement may not be amended or otherwise modified in any respect without the written consent of the Company and the undersigned. This Letter Agreement shall be construed and enforced in accordance with the laws of the State of New York, without regard to the principles of conflicts of laws. The undersigned hereby irrevocably submit to the exclusive jurisdiction of the state and federal courts sitting in the City of New York, Borough of Manhattan, for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waive, and agree not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, or that such suit, action or proceeding is improper. The undersigned hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by receiving a copy thereof sent to the Company at the address in effect for notices to it under the Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. The undersigned hereby waives any right to a trial by jury. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law.

By its signature below, the Company acknowledges and agrees that it will instruct its transfer agent to place an irrevocable stop transfer instruction on all Securities beneficially owned by the undersigned until the end of the Restriction Period. This Letter Agreement shall be binding on successors and assigns of the undersigned with respect to the Securities and any such successor or assign shall enter into a similar agreement for the benefit of the Company.

*** SIGNATURE PAGE FOLLOWS***

2

This Letter Agreement may be executed in two or more counterparts, all of which when taken together may be considered one and the same agreement.

/s/ Clive Ng
Clive Ng

Address for Notice:

Number of Ordinary

By signing below, the Company agrees to enforce the restrictions on transfer set forth in this Letter Agreement.

JAGUAR ACQUISITION CORPORATION

By:	/s/ Jonathan Kalman
Name:
Title:

3